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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934

(Amendment No. 4—Amendment to Final Amendment)

REDDY ICE GROUP, INC.
(f/k/a PACKAGED ICE, INC.)
(Name of the Issuer)

REDDY ICE GROUP, INC.
(f/k/a PACKAGED ICE, INC.)
REDDY ICE HOLDINGS, INC.
(f/k/a CAC HOLDINGS CORP.)
WILLIAM P. BRICK
JIMMY C. WEAVER
STEVEN J. JANUSEK
BEN D. KEY
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

695148106
(CUSIP Number of Class of Securities)

WILLIAM P. BRICK
CHIEF EXECUTIVE OFFICER
3535 Travis Street, Suite 170
Dallas, Texas 75204
(214) 526-6740
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

WITH A COPY TO:
Alan Schoenbaum
Akin, Gump, Strauss, Hauer & Feld LLP
300 Convent Street, Suite 1500
San Antonio, Texas 78205
(210) 281-7000

This statement is filed in connection with (check the appropriate box):

☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
The filing of a registration statement under the Securities Act of 1933.
☐
A tender offer.
☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee

$76,827,003	$6,215 (1)

Footnote (1): Pursuant to the Agreement and Plan of Merger dated as of May 12, 2003, Cube Acquisition Corp. was merged with and into Packaged Ice, Inc. and each share of our common stock outstanding immediately prior to the effective time of the merger was, on August 15, 2003, cancelled and automatically converted into the right to receive $3.638005 in cash. The filing fee is determined based upon the sum of (a) the product of 20,167,304 shares of common stock outstanding as of August 15, 2003, and the merger consideration of $3.638005 per share of common stock (equal to $73,368,753), and (b) the difference between the merger consideration per share of $3.638005 and the exercise price per share for each of 1,499,959 outstanding stock options and warrants to purchase shares of Packaged Ice common stock for which the exercise price per share is less than $3.638005, multiplied by the number of shares of Packaged Ice common stock issuable upon exercise of each such stock option or warrant (equal to $3,458,250). In accordance with Exchange Act Rule 0-11(c) and Securities and Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $76,827,003.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $6,218.

Form or Registration No.: Schedule 14A

Filing Party: Packaged Ice, Inc.

Date Filed: May 30, 2003

INTRODUCTION

        This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by (1) Packaged Ice, Inc., a Texas corporation (now known as Reddy Ice Group, Inc. and referred to herein as "we" "us" or "the Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) William P. Brick, Jimmy C. Weaver, Steven J. Janusek and Ben D. Key (the "continuing shareholders"), and (3) CAC Holdings Corp., a newly-formed Delaware corporation of which the continuing shareholders will directly own approximately 1.86% (now known as Reddy Ice Holdings, Inc. and referred to herein as "Holdings"). This Amendment No. 4 to Schedule 13E-3 relates to the merger of Cube Acquisition Corp. ("Cube Acquisition") with and into the Company pursuant to an Agreement and Plan of Merger dated as of May 12, 2003 among Holdings, Cube Acquisition and the Company (the "merger agreement").

        This Amendment No. 4 to Schedule 13E-3 is being filed in order to revise, amend and supplement certain disclosures made in Amendment No. 3—Final Amendment, as filed with the Commission on August 15, 2003.

        On July 11, 2003, we filed under Regulation 14A of the Exchange Act definitive proxy materials on Schedule 14A (the "proxy statement") pursuant to which our shareholders were asked to vote on the merger. Each of the cross references indicated in the Items of the Company's Schedule 13E-3, filed with the Commission on May 30, 2003, the Amendment No. 1 to Schedule 13E-3 filed with the Commission on July 7, 2003, the Amendment No. 2 to the Schedule 13E-3, filed with the Commission on July 11, 2003, the Amendment No. 3—Final Amendment to the Schedule 13E-3, filed with the Commission on August 15, 2003 and this Amendment No. 4 to Schedule 13E-3 (collectively, the "Schedule 13E-3") shows the location in the proxy statement of the information required to be included in response to such Item. The information contained in the proxy statement, including all appendices thereto, is hereby expressly incorporated by reference into the Schedule 13E-3 and the responses to each item in the Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the appendices thereto.

        All information contained in the Schedule 13E-3 concerning us and our subsidiaries has been supplied by us, all information concerning Cube Acquisition has been supplied by Cube Acquisition, all information concerning Holdings has been supplied by Holdings, and all information concerning the continuing shareholders has been supplied by the continuing shareholders.

        All references in this Amendment No. 4 to Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 5 is hereby amended and supplemented as follows:

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Item 1005).

        (b)   Significant Corporate Events. At the annual meeting of the Company's shareholders held on August 14, 2003 (the "annual meeting"), our shareholders voted to approve the merger and the merger agreement. The merger and the merger agreement were approved by the holders of approximately 68 percent of the issued and outstanding shares of common stock as of June 24, 2003, the record date for the annual meeting (the "record date"). Articles of Merger were filed with the Texas Secretary of State and the merger became effective on August 15, 2003. Holders of common stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of common stock. Also, on August 15, 2003, our common stock was delisted from the American Stock Exchange ("AMEX") pursuant to a written request from us to AMEX and we filed a certification and notice of termination of registration on Form 15 with the Commission to effect the de-registration of our common stock.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2003	PACKAGED ICE, INC. (now known as Reddy Ice Group, Inc.)
By:
/s/ JIMMY C. WEAVER Name: Jimmy C. Weaver Title: President
Dated: August 22, 2003	CAC HOLDINGS CORP. (now known as Reddy Ice Holdings, Inc.)
By:
/s/ JIMMY C. WEAVER Name: Jimmy C. Weaver Title: Vice-President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2003	/s/ WILLIAM P. BRICK* William P. Brick
Dated: August 22, 2003	/s/ JIMMY C. WEAVER Jimmy C. Weaver
Dated: August 22, 2003	/s/ STEVEN J. JANUSEK* Steven J. Janusek
Dated: August 22, 2003	/s/ BEN D. KEY* Ben D. Key
*by:	/s/ JIMMY C. WEAVER Jimmy C. Weaver Attorney-In-Fact

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  Item 5. Past Contacts, Transactions, Negotiations and Agreements (Item 1005).
SIGNATURES